Exhibit 12
Berkshire Hathaway Inc.
Statement Regarding Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Six Months Ended	Years Ended December 31,
	June 30. 2005	2004	2003	2002	2001	2000
Net earnings	$2,812	$7,308	$8,151	$4,286	$795	$3,328
Income tax expense	1,291	3,569	3,805	2,059	590	1,997
Minority interests in earnings	24	59	64	14	53	241
Equity in earnings of MidAmerican Energy Holdings Company	(241)	(237)	(429)	(359)	(134)	(85)
Fixed charges *	438	875	614	840	1,069	986

Earnings available for fixed charges	$4,324	$11,574	$12,205	$6,840	$2,373	$6,467

Investment gains (losses), pre-tax, included in earnings available for fixed charges	$(366)	$3,496	$4,129	$918	$1,488	$4,499

Fixed charges *
Interest on indebtedness (including amortization of debt discount and expense)	$361	$721	$472	$725	$968	$916
Rentals representing interest	77	154	142	115	101	70

	$438	$875	$614	$840	$1,069	$986

Ratio of earnings to fixed charges *	9.87x	13.23x	19.88x	8.14x	2.22x	6.56x

Ratio of earnings, excluding investment gains (losses), to fixed charges *	10.7lx	9.23x	13.15x	7.05x	0.83x	2.00x

*	Includes fixed charges of finance businesses. Fixed charges of finance businesses were as follows:

Six Months Ended	Years Ended December 31 ,
June 30, 2005	2004	2003	2002	2001	2000
$300	$602	$337	$551	$775	$786
Excluding fixed charges of finance businesses the ratios of earnings to fixed charges were as follows:

	Six Months Ended	Years Ended December 31,
	June 30, 2005	2004	2003	2002	2001	2000
Including investment gains (losses)	29.16x	40.19x	42.84x	21.76x	5.44x	28.41x
Excluding investment gains (losses)	31.81x	27.38x	27.94x	18.58x	0.37X	5.9lx